Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 7, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on March 7, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 7, 2011, NovaGold announced that it had entered into a binding letter agreement with Copper Canyon providing for NovaGold to acquire all of the outstanding shares of Copper Canyon Resources Ltd. by way of a plan of arrangement under the Business Corporations Act (Alberta).

Item 5.	5.1 - Full Description of Material Change

NovaGold Resources Inc. and Copper Canyon Resources Ltd. (“Copper Canyon”) have entered into a binding letter agreement providing for NovaGold to acquire all of the outstanding common shares of Copper Canyon by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

Under the Arrangement, Copper Canyon shareholders will receive common shares of NovaGold on the basis of 0.0735 of a NovaGold common share for each common share of Copper Canyon, plus one common share of a newly incorporated company (“SpinCo”) for every four Copper Canyon common shares. SpinCo will hold substantially all of Copper Canyon’s assets other than certain cash and Copper Canyon’s 40% joint venture interest in the Copper Canyon copper-gold-silver property.

The NovaGold share consideration being offered represents an effective purchase price of C$1.05 per Copper Canyon common share based on the 20-day volume- weighted average price of NovaGold common shares on the Toronto Stock Exchange (“TSX”) for the period ending March 4, 2011. The NovaGold share consideration being offered represents a 28.7% premium to the 20-day volume- weighted average price of Copper Canyon common shares on the TSX Venture Exchange (“TSX-V”) ending March 4, 2011 and a 150.0% premium based on the closing price of the Copper Canyon common shares on the TSX-V on December 17, 2010, the last trading day prior to NovaGold’s announcement of its intention to make an offer for Copper Canyon.

The boards of directors of both NovaGold and Copper Canyon have unanimously approved the transaction. The board of directors of Copper Canyon, acting on the recommendation of its special committee of independent directors, after consultation with Copper Canyon’s financial and legal advisors, has determined that the transaction is fair and in the best interests of Copper Canyon and its shareholders. Primary Capital Inc. has provided a fairness opinion to the Copper Canyon board advising that the transaction is fair, from a financial perspective, to the Copper Canyon shareholders other than NovaGold. Copper Canyon’s board of directors unanimously recommends that Copper Canyon shareholders vote in favor of the proposed Arrangement.

Summary of the Transaction

While the letter agreement is binding, it contemplates the execution of definitive agreements and the completion of the Arrangement is subject to various other conditions, including approval of Copper Canyon securityholders, approval of the Arrangement by the Alberta court, regulatory approvals including the approval of the TSX and TSX-V and customary closing conditions for a transaction of this nature. NovaGold has agreed to allow its offer to Copper Canyon shareholders dated January 18, 2011 to expire, and both NovaGold and Copper Canyon have agreed to withdraw their respective applications to the British Columbia Securities Commission (“BCSC”) and cancel the BCSC hearing scheduled for March 10, 2011. Under the terms of the letter agreement, Copper Canyon has agreed to hold in abeyance its Notice of Civil Claim against NovaGold and NovaGold Canada Inc. filed March 1, 2011 in the British Columbia Supreme Court and has agreed to dismiss the Notice of Civil Claim upon completion of the Arrangement or in the event the Arrangement Agreement is terminated in certain circumstances.

Under the terms of the letter agreement, Copper Canyon has also agreed that it will not solicit or otherwise participate in any discussions regarding any merger or other business combination or sale of its common shares or material assets until a definitive agreement has been entered into or the letter agreement is terminated in accordance with its terms. NovaGold and Copper Canyon have agreed to work diligently and in good faith to sign definitive agreements as soon as is practicable.

The definitive agreements will contain customary representations, warranties and covenants for transactions of this type, but will not provide for a due diligence review of Copper Canyon by NovaGold. The Arrangement Agreement will provide for a C$2,000,000 break fee which would be payable by Copper Canyon to NovaGold in certain customary events such as withdrawal by the Copper Canyon board of directors of support for the Arrangement, if the Copper Canyon board of directors accepts or recommends an alternative transaction, if Copper Canyon enters into an alternative transaction within 12 months of termination of the Arrangement, if Copper Canyon breaches certain non-solicitation covenants or if Copper Canyon fails to timely convene a securityholders’ meeting to consider the Arrangement. Each of the directors and officers of Copper Canyon have entered into, or are expected to enter into, voting support agreements with NovaGold under which they will agree to vote in favor of the Arrangement. In addition, Copper Canyon has agreed to use commercially reasonable efforts to have certain shareholders enter into voting support agreements.

SpinCo and Related Transactions

Upon entering into the definitive agreements, NovaGold will make available to Copper Canyon a loan of up to C$0.5 million (the “NovaGold Loan”) to be advanced to Copper Canyon to pay for operating expenses (but not for transaction expenses).

At the effective time of the Arrangement, Copper Canyon will transfer to SpinCo substantially all of Copper Canyon’s assets other than certain cash and its 40% interest in the Copper Canyon property. This includes its interests in the Harrison Lake (Abo) Gold Property, the Severance Project and the Kiwi Project (collectively, the “Transferred Exploration Properties”) as well as all share positions in other companies held by Copper Canyon, including 50,000 common shares of NovaGold and any other related information, data and contracts. SpinCo will assume the associated liabilities of the Transferred Exploration Properties as well as the outstanding balance under the NovaGold Loan.

At or immediately prior to the effective time of the Arrangement, NovaGold will subscribe for common shares of Copper Canyon, for an aggregate subscription price of C$2.5 million less the outstanding balance of the NovaGold Loan. This cash amount will be transferred by Copper Canyon to SpinCo. Immediately following the effective time, NovaGold will own, directly or indirectly, 9.9% of the issued and outstanding shares of SpinCo.

The transaction is expected to close in May 2011.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 9, 2011